Contact: Sheila Davis - PR/IR Mgr. - 641-585-6803 - sdavis@winnebagoind.com

## WINNEBAGO INDUSTRIES REPORTS RESULTS FOR
## SECOND QUARTER FISCAL 2012

FOREST CITY, IOWA, March 15, 2012 - Winnebago Industries, Inc. (NYSE:WGO), one of the leading United States (U.S.) recreation vehicle manufacturers, today reported financial results for the Company's second quarter of fiscal year 2012 and first six months of Fiscal 2012.

Revenues for the second quarter of Fiscal 2012 ended February 25, 2012 were $131.6 million, an increase of 23.5 percent, versus $106.6 million for the second quarter of Fiscal 2011.  Included within consolidated revenues was $14.5 million associated with towable products, compared to $1.8 million for the second quarter of Fiscal 2011.  The Company reported an operating loss of $1.2 million for the quarter versus an operating profit of $4.1 million for the second quarter of Fiscal 2011.  Net loss for the second quarter was $912,000 versus net income of $3.3 million for the second quarter of Fiscal 2011.  On a diluted per share basis, the Company had a net loss of $0.03 for the second quarter of Fiscal 2012 versus net income of $0.11 for the second quarter of Fiscal 2011.

Although revenues were higher as compared to the prior year primarily due to an increase in wholesale deliveries, the second quarter of Fiscal 2012 was negatively impacted by increased discounts and continued aggressive pricing strategies.  The additional motor home wholesale volume prevented shortened work weeks that were experienced in the first quarter and also resulted in reduced inventory levels which significantly improved operating cash flows as compared to the prior year.  The second quarter of Fiscal 2011 included a $3.5 million pre-tax benefit from the results of an annual physical inventory of work-in-process, due to lower actual inventory scrap and production loss.

Revenues for the first six months of Fiscal 2012 were $263.4 million, an increase of 14.4 percent, compared to $230.3 million for the first six months of Fiscal 2011. The Company reported an operating loss of $537,000 for the first six months of Fiscal 2012, compared to an operating profit of $9.0 million for the same period of Fiscal 2011.  Net income for the first six months of Fiscal 2012 was $123,000, or $0.00 per diluted share, versus net income of $7.1 million, or $0.24 per diluted share, for the first six months of the last fiscal year.

"While we saw an increase in year over year wholesale shipments of both our motor homes and towables in the second quarter, we are disappointed with our financial results," said Winnebago Industries' Chairman, CEO and President Randy Potts.  "However, we believe that we are better positioned for the future with a stronger sales order backlog as compared to the prior year.  Our motor home order position of current model year product is nearly sold out at this time and we are excited about the new 2013 product launch starting in our third quarter.  We are cautiously optimistic about growth in the general economy, given the improvement in consumer confidence, employment and housing starts."

### Conference Call
Winnebago Industries, Inc. will conduct a conference call in conjunction with this release at 9 a.m. Central Time today, Thursday, March 15, 2012.  Members of the news media, investors and the general public are invited to access a live broadcast of the conference call via the Investor Relations page of the Company's website at http://www.winnebagoind.com/investor.html.  The event will be archived and available for replay for the next 90 days.

### About Winnebago Industries
Winnebago Industries, Inc., The Most Recognized Name In Motor Homes®, is a leading U.S. manufacturer of recreation vehicles used primarily in leisure travel and outdoor recreation activities.  The Company and its subsidiary build quality motor homes, travel trailers and fifth wheel products under the Winnebago, Itasca, Era and SunnyBrook brand names.  Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since the award's inception in 1996.  The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO.  Options for the Company's common stock are traded on the Chicago Board Options Exchange.  For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit, http://www.winnebagoind.com/investor.html.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements are inherently uncertain.  A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities and other factors.  Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request.  The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

# # #

# Winnebago Industries, Inc.
## Unaudited Consolidated Statements of Operations
### (In thousands, except percent and per share data)

| | Quarter Ended | | | |
| --- | --- | --- | --- | --- |
| | February 25, 2012 | | February 26, 2011 | |
| Net revenues | $ 131,600 | 100.0 % | $ 106,593 | 100.0 % |
| Cost of goods sold | 124,754 | 94.8 % | 95,269 | 89.4 % |
| Gross profit | 6,846 | 5.2 % | 11,324 | 10.6 % |
| | | | | |
| Operating expenses: | | | | |
| Selling | 3,992 | 3.0 % | 3,254 | 3.1 % |
| General and administrative | 4,018 | 3.0 % | 4,020 | 3.8 % |
| Total operating expenses | 8,010 | 6.1 % | 7,274 | 6.8 % |
| | | | | |
| Operating (loss) income | (1,164) | (0.9)% | 4,050 | 3.8 % |
| Non-operating (expense) income | (110) | (0.1)% | 322 | 0.3 % |
| (Loss) income before income taxes | (1,274) | (1.0)% | 4,372 | 4.1 % |
| | | | | |
| (Benefit) provision for taxes | (362) | (0.3)% | 1,057 | 1.0 % |
| Net (loss) income | $ (912) | (0.7)% | $ 3,315 | 3.1 % |
| | | | | |
| (Loss) income per common share: | | | | |
| Basic | $ (0.03) | | $ 0.11 | |
| Diluted | $ (0.03) | | $ 0.11 | |
| Weighted average common shares outstanding: | | | | |
| Basic | 29,151 | | 29,118 | |
| Diluted | 29,248 | | 29,120 | |

| | Six Months Ended | | | |
| --- | --- | --- | --- | --- |
| | February 25, 2012 | | February 26, 2011 | |
| Net revenues | $ 263,437 | 100.0 % | $ 230,304 | 100.0 % |
| Cost of goods sold | 248,095 | 94.2 % | 207,781 | 90.2 % |
| Gross profit | 15,342 | 5.8 % | 22,523 | 9.8 % |
| | | | | |
| Operating expenses: | | | | |
| Selling | 8,154 | 3.1 % | 6,521 | 2.8 % |
| General and administrative | 7,725 | 2.9 % | 7,671 | 3.3 % |
| Gain on sale of asset held for sale | — | — % | (644) | (0.3)% |
| Total operating expenses | 15,879 | 6.0 % | 13,548 | 5.9 % |
| | | | | |
| Operating (loss) income | (537) | (0.2)% | 8,975 | 3.9 % |
| Non-operating income | 147 | 0.1 % | 474 | 0.2 % |
| (Loss) income before income taxes | (390) | (0.1)% | 9,449 | 4.1 % |
| | | | | |
| (Benefit) provision for taxes | (513) | (0.2)% | 2,348 | 1.0 % |
| Net income | $ 123 | — % | $ 7,101 | 3.1 % |
| | | | | |
| Income per common share: | | | | |
| Basic | $ 0.00 | | $ 0.24 | |
| Diluted | $ 0.00 | | $ 0.24 | |
| Weighted average common shares outstanding: | | | | |
| Basic | 29,145 | | 29,115 | |
| Diluted | 29,231 | | 29,118 | |

# Winnebago Industries, Inc.
## Unaudited Consolidated Balance Sheets
### (In thousands)

| | February 25, 2012 | August 27, 2011 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 80,800 | $ 69,307 |
| Receivables, net | 18,528 | 19,981 |
| Inventories | 60,183 | 69,165 |
| Prepaid expenses and other assets | 5,146 | 4,227 |
| Income taxes receivable | 1,376 | 1,525 |
| Deferred income taxes | 1,587 | 649 |
| Total current assets | 167,620 | 164,854 |
| Property, plant, and equipment, net | 21,184 | 22,589 |
| Assets held for sale | 600 | 600 |
| Long-term investments | 9,903 | 10,627 |
| Investment in life insurance | 23,445 | 23,669 |
| Goodwill | 1,228 | 1,228 |
| Amortizable intangible assets | 681 | 720 |
| Other assets | 14,656 | 15,640 |
| Total assets | $ 239,317 | $ 239,927 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 21,697 | $ 21,610 |
| Income taxes payable | 131 | 104 |
| Accrued expenses | 30,113 | 29,604 |
| Total current liabilities | 51,941 | 51,318 |
| Long-term liabilities: | | |
| Unrecognized tax benefits | 5,034 | 5,387 |
| Postretirement health care and deferred compensation benefits, net of current portion | 69,449 | 74,492 |
| Total long-term liabilities | 74,483 | 79,879 |
| Stockholders' equity | 112,893 | 108,730 |
| Total liabilities and stockholders' equity | $ 239,317 | $ 239,927 |

## Winnebago Industries, Inc.
## Unaudited Consolidated Statements of Cash Flows
## (In thousands)

| | Six Months Ended | |
| --- | --- | --- |
| | February 25, 2012 | February 26, 2011 |
| Operating activities: | | |
| Net income | $ 123 | $ 7,101 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | 2,590 | 2,845 |
| LIFO expense | 529 | 783 |
| Stock-based compensation | 749 | 124 |
| Deferred income taxes including valuation allowance | (320) | 583 |
| Postretirement benefit income and deferred compensation expenses | 448 | 690 |
| Provision (reduction) for doubtful accounts | 20 | (10) |
| Increase in cash surrender value of life insurance policies | (221) | (300) |
| Loss (gain) on sale or disposal of property | 21 | (708) |
| Gain on life insurance | (195) | (372) |
| Other | 311 | 58 |
| Change in assets and liabilities: | | |
| Inventories | 8,453 | (24,990) |
| Receivables and prepaid assets | 1,222 | (1,368) |
| Income taxes and unrecognized tax benefits | (248) | 610 |
| Accounts payable and accrued expenses | (207) | 326 |
| Postretirement and deferred compensation benefits | (1,877) | (1,854) |
| Net cash provided by (used in) operating activities | 11,398 | (16,482) |
| | | |
| Investing activities: | | |
| Proceeds from the sale of investments, at par | 750 | 6,450 |
| Proceeds from life insurance | 643 | 659 |
| Purchases of property and equipment | (1,168) | (1,279) |
| Proceeds from the sale of property | 7 | 3,793 |
| Cash paid for acquisition, net of cash acquired | — | (4,694) |
| Other | 65 | (461) |
| Net cash provided by investing activities | 297 | 4,468 |
| | | |
| Financing activities: | | |
| Payments for purchase of common stock | (235) | (89) |
| Proceeds from exercises of stock options | — | 75 |
| Other | 33 | 124 |
| Net cash (used in) provided by financing activities | (202) | 110 |
| | | |
| Net increase (decrease) in cash and cash equivalents | 11,493 | (11,904) |
| Cash and cash equivalents at beginning of period | 69,307 | 74,691 |
| Cash and cash equivalents at end of period | $ 80,800 | $ 62,787 |
| | | |
| Supplemental cash flow disclosure: | | |
| Income taxes paid | $ 55 | $ 1,153 |

## Winnebago Industries, Inc.
## Unaudited Deliveries

| (In units) | Quarter Ended | | | | | |
|---|---|---|---|---|---|---|
| | February 25, 2012 | | February 26, 2011 | | Increase | % Change |
| Class A gas | 353 | 35.3% | 331 | 36.4% | 22 | 6.6 % |
| Class A diesel | 235 | 23.5% | 218 | 24.0% | 17 | 7.8 % |
| Total Class A | 588 | 58.7% | 549 | 60.4% | 39 | 7.1 % |
| Class B | 49 | 4.9% | — | —% | 49 | — % |
| Class C | 364 | 36.4% | 360 | 39.6% | 4 | 1.1 % |
| Total motor homes | 1,001 | 100.0% | 909 | 100.0% | 92 | 10.1 % |
| | | | | | | |
| Fifth wheel | 258 | 45.9% | 21 | 24.7% | 237 | NMF |
| Travel trailer | 304 | 54.1% | 64 | 75.3% | 240 | NMF |
| Total towables | 562 | 100.0% | 85 | 100.0% | 477 | NMF |

| (In units) | Six Months Ended | | | | | |
|---|---|---|---|---|---|---|
| | February 25, 2012 | | February 26, 2011 | | Increase (Decrease) | % Change |
| Class A gas | 734 | 36.0% | 720 | 35.6% | 14 | 1.9 % |
| Class A diesel | 467 | 22.9% | 488 | 24.1% | (21) | (4.3)% |
| Total Class A | 1,201 | 58.8% | 1,208 | 59.7% | (7) | (0.6)% |
| Class B | 128 | 6.3% | 1 | —% | 127 | NMF |
| Class C | 712 | 34.9% | 815 | 40.3% | (103) | (12.6)% |
| Total motor homes | 2,041 | 100.0% | 2,024 | 100.0% | 17 | 0.8 % |
| | | | | | | |
| Fifth wheel | 426 | 42.7% | 21 | 24.7% | 405 | NMF |
| Travel trailer | 571 | 57.3% | 64 | 75.3% | 507 | NMF |
| Total towables | 997 | 100.0% | 85 | 100.0% | 912 | NMF |

## Winnebago Industries, Inc.
## Unaudited Backlog

| (In units) | As Of | | | | | |
|---|---|---|---|---|---|---|
| | February 25, 2012 | | February 26, 2011 | | Increase (Decrease) | % Change |
| Class A gas | 306 | 30.5% | 253 | 26.4% | 53 | 20.9 % |
| Class A diesel | 196 | 19.5% | 157 | 16.4% | 39 | 24.8 % |
| Total Class A | 502 | 50.0% | 410 | 42.8% | 92 | 22.4 % |
| Class B | 83 | 8.3% | 82 | 8.6% | 1 | 1.2 % |
| Class C | 419 | 41.7% | 465 | 48.6% | (46) | (9.9)% |
| Total motor home backlog[1] | 1,004 | 100.0% | 957 | 100.0% | 47 | 4.9 % |
| | | | | | | |
| Fifth wheel | 187 | 44.8% | 64 | 42.4% | 123 | 192.2 % |
| Travel trailer | 230 | 55.2% | 87 | 57.6% | 143 | 164.4 % |
| Total towable backlog[1] | 417 | 100.0% | 151 | 100.0% | 266 | 176.2 % |
| | | | | | | |
| Approximate backlog revenue in thousands | | | | | | |
| Motor homes | $ 103,978 | | $ 92,782 | | $ 11,196 | 12.1 % |
| Towables | $ 10,671 | | $ 3,551 | | $ 7,120 | 200.5 % |

(1) We include in our backlog all accepted purchase orders from dealers to be shipped within the next six months. Orders in backlog can be canceled or postponed at the option of the purchaser at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

## Winnebago Industries, Inc.
## Unaudited Dealer Inventory

| (In units) | As Of | | | |
| --- | --- | --- | --- | --- |
| | February 25, 2012 | February 26, 2011 | (Decrease) | % Change |
| Motor homes | 2,074 | 2,179 | (105) | (4.8)% |
| Towables | 1,376 | 905 | 471 | 52.0 % |